Exhibit 10.25

February 22, 2011

Mr. Jeffrey A. Anderson

12 Cedargrove

Coto de Caza, CA  92679

RE:  Offer of Employment

Dear Jeff,

I am delighted to confirm the offer of employment that we made and you verbally accepted. REVA Medical has offered and you have accepted the position of Vice President of Clinical and Regulatory Affairs. In this position you will be a valuable member of the REVA team and report directly to me.

Please accept this letter that details the terms of our offer of employment.

Starting Date:  Your starting date will be Tuesday, February 22, 2011.

Salary:  Your bi-weekly salary will be $9,231, exempt classification, which equates to an annual salary of $240,000.

Bonus Program:  To provide incentive and reward for excellent performance, REVA is working with its Compensation Committee of its Board of Directors to establish a Bonus Program for senior executives. The Bonus Program will likely be based on a combination of individual and Company-wide objectives, with measurement against the objectives to occur at or near December 31 year end and payment of bonuses, if any, to occur by March 15th of the following. Your proposed target bonus in this program, if approved by the Compensation Committee, would be 30% on an annual basis.

Stock Options:  In order for you to share in the success of the Company, and to incentivize you to help achieve that success, you will be granted an option to purchase 50,000 shares of REVA Medical common stock. Additionally, you will be eligible for future stock option grants based on performance. This option is subject to approval by the Board of Directors at a meeting held following your employment, at which time the exercise price and vesting periods will be determined.

In your position of Vice President of Clinical and Regulatory Affairs, you will be a Section 16 officer (as defined by the SEC) and an “insider” with respect to REVA. You will be provided a copy of the Company’s Insider Trading Policy; any securities transactions entered into by you (or controlled by you, or from your advice, or resulting from, etc.) will be bound by the policy.

5751 Copley Drive, Suite B, San Diego, CA 92111 • (858) 966-3000 • (858) 966-3099 (FAX) • www.teamreva.com

Benefits:  REVA provides medical, dental, life, ADD, and short- and long-term disability insurance, all with premier carriers and at minimal cost to employees. Additionally, the Company offers a 401(k) Plan with a fully vested matching feature. You will receive 120 hours of Personal Time Off per year, which accrues ratably throughout the year.

You will have an opportunity to ask questions before enrolling in any of the Company’s benefit plans. General information regarding insurance benefits is available from Human Resources and may change from time to time.

Travel Arrangements:  REVA anticipates that you will travel to all clinical studies, whether they be inside or outside the United States, and that this travel may be extensive from time-to-time. To accommodate your travel schedule, you will be offered the ability to travel business class on all flights greater than four hours, if financially reasonable.

Severance:  In the event your employment with the Company is terminated without Cause (as defined below) or if you resign for Good Reason (as defined below), you will be entitled to receive three months’ base salary and COBRA (medical and dental insurance coverage), in each case, payable in substantially equal installments in accordance with the Company’s payroll practices, as severance, in exchange for your signing and not revoking a severance agreement and general release against the Company and its affiliates within 60 days following your termination of employment (“Severance Agreement”). For purposes of this Agreement, Cause is defined as; (i) willful failure by the Employee to substantially perform his duties hereunder, other than a failure resulting from the Employee’s complete or partial incapacity due to physical or mental illness or impairment, (ii) a willful act by the Employee which constitutes gross misconduct and which is injurious to the Company, (iii) a willful breach by the Employee of a material provision of this Agreement, (iv) a material and willful violation of a federal or state law or regulation applicable to the business of the Company, or (v) termination of your employment in connection with the bankruptcy, insolvency, liquidation, or similar winding-up of the business of the Company. No severance benefit would be paid or provided to the Employee under this Agreement on account of a termination for Cause.

“Good Reason” shall mean solely and specifically:  (i) any reductions by more than ten percent in your base salary or any guaranteed bonus, (ii) a material diminution of your job duties or responsibilities, or (iii) a change in the location of your employment of more than 35 miles (which is material) from its current location unless such relocation is within 50 miles of your principal residence.

Confidentiality Agreement and Confidential Information Belonging to Others:  The success of REVA Medical is partly due to its competitive edge. To maintain that edge, we require employees to sign an Employee Proprietary Information and Inventions Agreement. REVA Medical believes that its employees are talented individuals who are hired based upon their qualifications and experience.  Therefore, we do not permit employees to possess or to disseminate any confidential or proprietary information belonging to their former employers while on REVA Medical property.

Other Terms and Conditions:  We at REVA Medical believe that the relationship between the Company and its employees can only be fruitful if both parties agree that it is desirable to continue the relationship. For this reason, your employment will be considered employment at-will. This means that employment is for no fixed term and that either party has the freedom to terminate the relationship at any time, for any reason.

This letter and the Employee Proprietary Information and Inventions Agreement contain the complete understanding we have about the terms of your employment. No other writing or understanding exists that contains different terms.

This agreement can be modified only in writing signed by the President of this company.

Please sign one copy of this letter and return it to the Company indicating your acceptance and agreement. The other copy is for your records.

Sincerely,

/s/ Robert K. Schultz

Robert K. Schultz
President and Chief Operating Officer

ACCEPTED AND AGREED TO:

/s/ Jeff Anderson	2/22/11
Signature, Jeff Anderson	Date